SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                        Granite Construction Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    387328107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 5, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------------                    -------------------------
CUSIP No. 387328107                                    Page 2 of 10 Pages
-----------------------------------                    -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                   I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              4,000,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D


-----------------------------------                    -------------------------
CUSIP No. 387328107                                    Page 3 of 10 Pages
-----------------------------------                    -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              4,000,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D


-----------------------------------                    -------------------------
CUSIP No. 387328107                                    Page 4 of 10 Pages
-----------------------------------                    -------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,568,800
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,568,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,568,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D filed on May 7, 2007 (as amended by this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), and Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund", and together with the Management Company and Mr. Loeb, the "Reporting Persons"). This Amendment No. 1 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Granite Construction Incorporated, a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this
Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 2.   Identity and Background.

     Item 2 of the Schedule 13D is hereby amended by adding the following thereto:

     (a) The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

     (b) The address of the principal business and principal office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

     (c) The principal business of the Offshore Fund is to invest and trade in securities.

     (d) Neither the Offshore Fund nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Offshore Fund nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds expended an aggregate of approximately $247,488,050 of their own investment capital to acquire the 4,000,000 shares of Common Stock held by them. The Offshore Fund expended an aggregate of approximately $158,885,220 of its own investment capital to acquire its 2,568,800 shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 4,000,000 shares of Common Stock (the "Shares"). The Shares represent 9.5% of the 41,935,780 shares of Common Stock outstanding as of April 20, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 2,568,800 shares of Common Stock, representing 6.1% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 4,000,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 2,568,800 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr.
Loeb) in Common Stock during the past 60 days. Schedule B hereto sets forth certain information with respect to transactions during the past 60 days by the Offshore Fund (at the direction of the Management Company and Mr. Loeb) in Common Stock.

     All of the transactions set forth on Schedules A and B were effected in open market transactions on the New York Stock Exchange. Other than as set forth on Schedules A and B, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an amended and restated agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

99.1. Amended and Restated Joint Filing Agreement, dated as of July 16, 2007, by and between the Reporting Persons.



                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 16, 2007



                                THIRD POINT LLC

                                By: Daniel S. Loeb, Chief Executive Officer


                                By: /s/ Justin Nadler
                                    --------------------------------------------
                                    Name:   Justin Nadler
                                    Title:  Attorney-in-Fact




                                THIRD POINT OFFSHORE FUND, LTD.

                                By: Daniel S. Loeb, Director


                                By: /s/ Justin Nadler
                                    --------------------------------------------
                                    Name:   Justin Nadler
                                    Title:  Attorney-in-Fact




                                DANIEL S. LOEB


                                By: /s/ Justin Nadler
                                    --------------------------------------------
                                    Name:   Justin Nadler
                                    Title:  Attorney-in-Fact






               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
               WITH RESPECT TO GRANITE CONSTRUCTION INCORPORATED]



                                                Schedule A


                                (Transactions by the Funds in Common Stock
                                         during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
       06/29/07                      BUY                           36,300                             64.180
------------------------ ---------------------------- --------------------------------- -----------------------------------
       06/29/07                     SELL                          (36,300)                            64.180
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/05/07                      BUY                            2,600                             68.448
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/05/07                      BUY                           10,000                             68.454
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/06/07                      BUY                           87,400                             69.028
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/09/07                      BUY                           50,000                             69.210
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/09/07                      BUY                           50,000                             69.204
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/11/07                      BUY                           25,000                             68.212
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/11/07                      BUY                            5,000                             68.243
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/12/07                      BUY                            5,000                             71.228
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/12/07                      BUY                           35,000                             71.500
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/12/07                      BUY                           25,000                             70.882
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/12/07                      BUY                          125,000                             71.478
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/13/07                      BUY                           10,000                             72.150
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/13/07                      BUY                           25,000                             72.040
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/13/07                      BUY                           59,400                             73.180
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/16/07                      BUY                          135,000                             73.408
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/16/07                      BUY                           75,600                             73.495
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/16/07                      BUY                           25,000                             73.700
------------------------ ---------------------------- --------------------------------- -----------------------------------




                                                    Schedule B


                                (Transactions by the Offshore Fund in Common Stock
                                             during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
       06/29/07                      BUY                          12,100                              64.180
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/05/07                      BUY                           8,700                              68.454
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/05/07                      BUY                           2,000                              68.448
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/06/07                      BUY                          57,900                              69.028
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/09/07                      BUY                          32,300                              69.210
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/09/07                      BUY                          32,200                              69.204
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/11/07                      BUY                          15,500                              68.212
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/11/07                      BUY                           3,200                              68.243
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/12/07                      BUY                          79,700                              71.478
------------------------- ---------------------------- --------------------------------- -----------------------------------
       07/12/07                      BUY                          16,100                              70.882
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/12/07                      BUY                          22,600                              71.500
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/12/07                      BUY                           3,200                              71.228
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/13/07                      BUY                          15,800                              72.040
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/13/07                      BUY                          38,100                              73.180
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/16/07                      BUY                          86,700                              73.408
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/16/07                      BUY                          48,600                              73.495
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/16/07                      BUY                          15,000                              73.700
------------------------ ---------------------------- --------------------------------- -----------------------------------